Exhibit 77H

On August 23, 2000, shareholders voted to approve an Agreement and Plan of Reorganization under which each Great Plains Fund will transfer all of its assets and liabilities to a corresponding Wells Fargo Fund, as shown in the table below, in exchange for shares of the Wells Fargo Fund having equal value, which will be distributed proportionately to the shareholders of the Great Plains Fund.

Great Plains Funds		Wells Fargo Funds
Equity Fund				Equity Income Fund (Institutional Class)
Intermediate Bond Fund		Income Fund (Institutional Class)
Premier Fund			Small Cap Value Fund (Institutional Class)
Tax-Free Bond Fund		Nebraska Tax-Free Fund (Institutional Class)